DC

No Act
P.E. 12-8-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07044085

February 7, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

1934
14A-8
2/7/2007

Re: General Electric Company
Incoming letter dated December 8, 2006

Dear Mr. Mueller:

This is in response to your letters dated December 8, 2006 and January 24, 2007 concerning the shareholder proposal submitted to GE by CWA Members' Relief Fund. We also have received letters on the proponent's behalf dated January 2, 2007 and January 31, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

B

Enclosures

cc: Larry Cohen
President
CWA Members' Relief Fund
501 Third Street, N.W.
Washington, DC 20001-2797

40595

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

December 8, 2006

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner "Proposal" of CWA Members' Relief Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company ("GE"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareowners Meeting (collectively, the "2007 Proxy Materials") a purported shareowner proposal and statements in support thereof (the "Submission") received from CWA Members' Relief Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of

the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of GE pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Submission may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(a) because it is not a proper subject for a shareowner proposal. Alternatively, if the Staff does not concur that the Submission may be excluded on this basis, GE requests the Staff's concurrence that the Submission may be excluded pursuant to Rule 14a-8(i)(2), because implementation of the Submission would violate state law, and Rule 14a-8(i)(3), because the Submission is contrary to the Commission's proxy rules, namely Rule 14a-4(b)(1).

THE SUBMISSION

The Submission requests that the GE Board of Directors adopt a policy of submitting the following question to a shareowners' vote at each annual meeting: "Is the compensation of GE's named executive officers as set forth in the proxy statement's Summary Compensation Table: (a) excessive; (b) appropriate; or (c) too low?". The supporting statement describes the Submission as allowing shareowners to "express their views, in an advisory referendum, on the question of whether the Company's senior executives are being compensated at levels that are appropriate in amount."

A copy of the Submission and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. On behalf of our client, we hereby respectfully request that the Staff concur in our view that the Submission may be excluded from the 2007 Proxy Materials for the reasons described below.

ANALYSIS

I. The Submission May Be Excluded Under Rule 14a-8(a) Because It Seeks an Advisory Vote.

The Submission is not a proposal for purposes of Rule 14a-8 because it does not present a proposal for shareowner action but instead seeks to provide a mechanism that would allow shareowners to express their views on a specified topic. Under the Commission's rules, Staff responses to no-action requests under Rule 14a-8(a) and other Staff precedent, such a vote is not a proper subject under Rule 14a-8.

A. Requests for Advisory Votes Are Excludable under Commission Amendments to Rule 14a-8.

The rulemaking history of Rule 14a-8 clearly demonstrates that requests for advisory votes are not proper subjects for shareowner proposals and thus are excludable. Rule 14a-8(a) states in relevant part:

> Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors *take action*, which you intend to present at a meeting of the company's shareholders . . . .

Rule 14a-8(a) (*emphasis added*).

Rule 14a-8(a) was adopted as part of the 1998 amendments to the proxy rules. In the Commission's 1997 release proposing these amendments, the Commission noted:

> The answer to Question 1 of revised rule 14a-8 would define a "proposal" as a request that the company or its board of directors take an action. *The definition reflects our belief that a proposal that seeks no specific action, but merely purports to express shareholders' views, is inconsistent with the purposes of rule 14a-8 and may be excluded from companies' proxy materials.* The Division, for instance, declined to concur in the exclusion of a "proposal" that shareholders express their dissatisfaction with the company's earlier endorsement of a specific legislative initiative. Under the proposed rule, the Division would reach the opposite result, because the proposal did not request that the company take an action.

Proposing Release, *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 39093 (September 18, 1997) (*emphasis added*).

The Commission subsequently adopted this definition as proposed:

> We are adopting as proposed the answer to Question 1 of the amended rule defining a proposal as a request or requirement that the board of directors take an action. One commenter objected to the proposal on grounds that the definition appeared to preclude all shareholder proposals seeking information. In formulating the definition, it was not our intention to preclude proposals merely because they seek information, and the fact that a proposal seeks only information will not alone justify exclusion under the definition.

Adopting Release, *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 (May 21, 1998) (citations omitted).

The Submission is exactly of the type addressed by the Commission in the releases cited above, as the supporting statements in the Submission acknowledge. Echoing the language in the Commission's rulemaking releases, the supporting statement indicates that the purpose of the Submission is to "provide the opportunity to express dissatisfaction with the amount of compensation that has been awarded to senior executives" and to allow shareowners to "express their views." Thus, under the clear language of Rule 14a-8(a), the Submission is not a proper subject under Rule 14a-8.

B. The Submission Is Not a Proposal for Purposes of Rule 14a-8 Based on Staff Precedent.

Following adoption of Rule 14a-8(a), the Staff has consistently confirmed that a shareowner submission is excludable if it "merely purports to express shareholders' views" on a subject matter. For example, in *Sensar Corp.* (avail. Apr. 23, 2001), the Staff concurred that a submission seeking to allow a shareowner vote to express shareowner displeasure over the terms of stock options granted to management, the board of directors and certain consultants could be omitted under Rule 14a-8(a) because it did not recommend or require any action by the company or its board of directors. *See also CSX Corp.* (avail. Feb. 1, 1999) (concurring that a submission was excludable under Rule 14a-8(a) where a shareowner submitted three poems for consideration but did not recommend or require any action by the company or its board of directors).

The Submission parallels the submission in *Sensar*: it seeks an advisory vote on the compensation of executives set forth in the Summary Compensation Table, and the advisory vote merely allows shareowners to express their views on that information. The Submission's supporting statement clearly demonstrates that this is the Proponent's objective. For example, as noted above, the supporting statement indicates that the purpose of the Submission is to "provide the opportunity to express dissatisfaction with the amount of compensation that has been awarded to senior executives" and to allow shareowners to "express their views."

The Submission's formulation as a request that GE adopt a policy of submitting an advisory vote to shareowners does not change the Submission's status for purposes of Rule 14a-8(a). In Exchange Act Release No. 20091 (Aug. 16, 1983), the Commission stated that the substance of a proposal and not its form is to be examined in determining whether a shareowner proposal is a proper matter for a shareowner vote under Rule 14a-8. As the text of the release explains:

> In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7)

> largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

Adopting Release, *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091 (Aug. 16, 1983).

The Staff applies this same approach throughout Rule 14a-8. When evaluating a proposal that requests that a company's board adopt a policy, the Staff has consistently looked at the subject underlying the proposed policy to determine whether a proposal is excludable under Rule 14a-8, and has not considered the request to adopt a policy itself as the subject of the proposal. Likewise, when a proposal has requested that management take a particular action, the Staff has examined whether that action is a proper subject under Rule 14a-8. For example:

- In letters where shareowners have requested companies to adopt a policy of submitting the selection of auditors to a vote, the Staff has focused on the subject of the policy (the manner of selecting auditors) in determining that the proposal is excludable under Rule 14a-8(i)(7). *See, e.g., Xcel Energy Inc.* (avail. Jan. 28, 2004). *See also El Paso Corp.* (avail. Feb. 23, 2005) (proposal requesting that company adopt a policy of hiring a new independent auditor at least every ten years excluded under Rule 14a-8(i)(7) based on the underlying subject, "the method of selecting independent auditors.").

- In determining whether a shareowner proposal asking that a company adopt a policy would, if implemented, cause the company to violate the law for purposes of Rule 14a-8(i)(2), the Staff examines whether implementation of the actions that are the subject of the proposed policy would violate the law, not whether adoption of the policy itself would violate the law. *See, e.g., Mobil Corp.* (avail. Jan. 29, 1997) (proposal as originally submitted to the company asking it to adopt a policy prohibiting executives from exercising options within six months of a significant workforce reduction excludable pursuant to the predecessor to Rule 14a-8(i)(2) because the subject matter of the policy would require the company to breach existing contractual obligations).

- In determining whether a shareowner proposal asking that a company adopt a policy is vague and indefinite for purposes of exclusion under Rule 14a-8(i)(3), the Staff looks at the subject matter of the proposed policy. *See, e.g., Duke Energy Corp.* (avail. Feb. 8, 2002) (proposal urging the board to adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur

was vague because the underlying action required creation of a nominating committee, a fact not adequately disclosed in the proposal or supporting statement).

- In determining whether a shareowner proposal asking that a company adopt a policy involves a personal grievance for purposes of Rule 14a-8(i)(4), the Staff looks at the subject matter of the proposed policy. *See, e.g., Intl. Business Machines Corp.* (avail. Dec. 18, 2002) (proposal urging the board to adopt a policy to honor any written commitments from company executives to investigate certain claims excluded because the subject matter of the proposed action related to a personal claim or grievance).

- In determining whether a shareowner proposal requesting a company to adopt a policy is not significant to a company's business for purposes of Rule 14a-8(i)(5), the Staff looks to the subject matter of the proposed policy. *See, e.g., Proctor & Gamble Co.* (avail. Aug. 11, 2003) (proposal requesting the company to adopt a policy forbidding human embryonic stem cell research excluded under Rule 14a-8(i)(5) when the company did not engage in the activity that was the subject of the proposed policy); *Intl. Business Machines Corp.* (avail. Feb. 23, 1983) (proposal requesting the company to adopt a policy that its directors require certain actions at other companies where they serve as directors excluded under predecessor to Rule 14a-8(i)(5) because the subject matter of the policy – the actions its directors were to take at other companies – did not relate to the company's business).

- When examining whether it is beyond a company's power to implement a shareowner proposal requesting that the company adopt a particular policy for purposes of Rule 14a-8(i)(6), the Staff looks at implementation of the actions that are the subject of the proposed policy, not whether the company has the power to adopt the policy itself. *See, e.g., Catellus Development Corp.* (avail. Mar. 3, 2005) (proposal that the company adopt a policy relating to a particular piece of property was beyond the company's power to implement because the company no longer owned the property that was the subject of the proposed policy and could not control the property's transfer, use or development); *General Electric Co.* (avail. Jan. 14, 2005) (proposal that the company adopt a policy that an independent director serve as chairman of the board excluded under Rule 14a-8(i)(6) because the company could not ensure that the subject of the proposed policy would be satisfied – *i.e.,* that the chairman retain his or her independence at all times – and no mechanism was provided to cure a failure); *Ford Motor Co.* (avail. Feb. 27, 2005) (same).

- In determining whether a shareowner proposal conflicts with a company proposal for purposes of Rule 14a-8(i)(9), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other is implemented

through a different process. *See, e.g., Baxter International Inc.* (avail. Jan. 6, 2003) (proposal urging the board to adopt a policy prohibiting future stock option grants to executive officers excludable because the underlying subject of the proposed action conflicts with substance of the company's proposal that shareowners approve a new executive incentive compensation plan).

- In determining whether a company has, for purposes of Rule 14a-8(i)(10), substantially implemented a shareowner proposal asking the company to adopt a policy, the Staff looks at the substance of the underlying subject of the proposed policy compared with actions taken by the company. *See, e.g., Intel Corp.* (avail. Feb. 14, 2005) (proposal requesting adoption of policy of expensing stock options excluded under Rule 14a-8(i)(10) based upon the company's mandatory expensing of stock options under SFAS 123(R)).

- In determining whether one shareowner proposal substantially duplicates or conflicts with another proposal for purposes of Rule 14a-8(i)(11), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other does not. *See, e.g., Merck & Co.* (avail. Jan. 10, 2006) (proposal requesting that the company adopt a policy that a significant portion of future stock option grants be performance-based substantially duplicated the subject of another proposal requesting the company to take the necessary steps so that no future stock options be awarded to anyone).

- In determining whether a shareowner proposal is substantially the same as other proposals that have not received an adequate vote in prior years for purposes of Rule 14a-8(i)(12), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other does not. *See, e.g., Eastman Chemical Co.* (avail. Mar. 27, 1998) (proposal requesting that the company adopt a policy not to manufacture cigarette filters until certain research had been completed excluded because the subject of the proposed policy was substantially the same as a prior proposal requesting that the company take the necessary steps to divest its cigarette filter operations, which earlier proposal had not received sufficient shareowner support).

Here, the Submission asks for adoption of a policy, but the subject matter of the Submission concerns providing shareowners an advisory vote, a matter that is not a proper subject of a shareowner proposal under Rule 14a-8(a). The Proponent should not be able to avoid the application of Rule 14a-8(a) merely by asking that GE adopt a policy on (or submit for a vote) a matter that, if proposed directly by the shareowner, would not be a proper subject under Rule 14a-8(a). Consistent with the Commission's decision that proposals should be assessed on the basis of their substance and not their form, as stated in its prior Rule 14a-8 rulemaking

discussed above, and consistent with the Staff's approach in interpreting every other aspect of Rule 14a-8 as reflected in the precedent above, the subject matter of the policy set forth under the Submission, and not the policy itself or the form of the proposal, is to be evaluated for purposes of assessing compliance with Rule 14a-8. Under those standards, the Submission does not constitute a proposal for purposes of Rule 14a-8(a) and accordingly can be excluded from GE's 2007 Proxy Materials.

C. *A Request for Future Votes Is Not a Proper Form for a Shareowner Proposal and Fails to Satisfy the Procedural Requirements of Rule 14a-8.*

In addition to the bases for exclusion discussed above, the Submission is not a proper form under Rule 14a-8 because it seeks to implement a policy that would provide for a matter to be submitted for a shareowner vote each year, without satisfying any of the procedural requirements of Rule 14a-8 with respect to those future years. This form of proposal is substantively different from a proposal that requests a company to take a particular action (such as implementation of a charter amendment declassifying the board) or a proposal to not take a particular action (such as adoption of a rights plan) without seeking a shareowner vote. In those situations, the underlying subject of the proposal is a specific corporate action and the future shareowner vote is incidental to management taking the underlying action. Here, in contrast, the underlying action sought by the Proponent is that a particular matter – an advisory statement expressing the shareowners' sentiment – be placed before shareowners for an annual vote. Rule 14a-8 prescribes the procedures that a shareowner is to follow if it wishes a particular matter to be placed before shareowners at a particular meeting;[1] it is inconsistent with the structure and intent of Rule 14a-8 to allow a shareowner to propose that management submit the shareowner's proposal to an annual vote at an indefinite number of future meetings.

If one looked only to what the Submission would accomplish in the current year, and not to its effect in subsequent years, the purposes of the procedural requirements under Rule 14a-8 could be evaded easily. For example, Rule 14a-8(b) requires a shareowner to satisfy certain ownership requirements, a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" and "must continue to hold those securities

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[1] Allowing shareowners to submit a subject for vote at an indefinite number of annual meetings is inconsistent with Rule 14a-8(c), which instructs shareowners that "Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting."

through the date of the meeting."[2] Rule 14a-8(c) limits a proponent to submitting no more than one proposal for a particular shareowners' meeting. Rule 14a-8(i)(9) and (i)(11) allow a proposal to be excluded when it conflicts with a proposal submitted by the company or duplicates a topic that is the subject of a previously submitted proposal. Allowing a shareowner to submit a proposal calling for an annual vote on a specific topic for an indefinite number of years in the future would allow proponents to circumvent these important procedural requirements. Instead, the rules contemplate that a proponent will submit the topic or proposal itself at each meeting at which it is to be considered, and will demonstrate compliance with the requirements of Rule 14a-8 with respect to that meeting. Because the Submission would allow the Proponent to circumvent the requirements of Rule 14a-8, and the Proponent has not sought to demonstrate that the requirements of Rule 14a-8 would be satisfied with respect to future votes sought by the Submission, the Submission is excludable under Rule 14a-8.

II. The Submission May Be Excluded Under Rule 14a-8(i)(2) Because Implementation of the Submission Would Cause GE to Violate State Law.

A shareowner proposal may be omitted from a company's proxy statement pursuant to Rule 14a-8(i)(2) if implementation of the proposal would cause the company to violate any state law. GE is incorporated under the laws of the State of New York. The Submission states that GE's shareowners should vote at each annual meeting on whether the compensation of the named executive officers is "(a) excessive; (b) appropriate; or (c) too low". Under New York law, however, that form of vote is not legally permitted.

Under Section 614(b) of the New York Business Corporation Law (the "NYBCL"), a corporate action, other than the election of directors, shall be authorized "by a majority of the votes cast in favor of or against such action at a meeting of shareholders." The statutory language requiring approval in terms of "votes cast in favor of or against" was added in 1997 via an amendment to Section 614(b). *See* 1997 N.Y. Laws 449, § 32. Prior to the 1997 amendment, Section 614(b) stated that a matter was approved when "authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon." This legislative history and the express language of Section 614(b) as revised make clear that the

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[2] In this regard, by a letter dated November 15, 2006, pursuant to Rule 14a-8(f), GE notified the Proponent of its view that the Proponent would be required to satisfy the requirements of Rule 14a-8(b) with respect to each future year at which the advisory vote sought by the Submission would be voted on. *See* Exhibit A. The Proponent did not respond to this request, which was properly sent to the Proponent within 14 days of GE receiving the Submission. Thus, the Submission may be excluded pursuant to Rule 14a-8(f) because the Proponent did not satisfy Rule 14a-8(b)(1) in this regard.

amendments to the NYBCL require that GE's shareowners be afforded only the opportunity to vote "in favor of or against" such matters. In contrast, the Submission provides that GE should allow shareowners to vote as to whether the compensation of GE's named executive officers is "(a) excessive; (b) appropriate; or (c) too low." Further, neither GE's Certificate of Incorporation nor its By-Laws permit GE's shareowners to vote in the manner requested by the Submission.

As discussed above, although the Submission "requests" that the Board of Directors adopt a policy, even a precatory proposal seeking a policy is excludable if the action called for by it would, if implemented, violate state, federal or foreign law. *See, e.g., RadioShack Corp.* (avail. Feb. 28, 2005) (concurring that a proposal recommending amendment of the company's by-laws to require certain limitations on executive compensation is excludable under Rule 14a-8(i)(2) as it would violate Delaware law if implemented). *See also General Electric Co.* (avail. Jan. 12, 2005) (same result under New York law); *Gencorp Inc.* (avail. Dec. 20, 2004) (concurring that a proposal requesting amendment of the company's governing instruments to require implementation of all shareowner proposals receiving a majority vote is excludable under Rule 14a-8(i)(2)); *Badger Paper Mills, Inc.* (avail. Mar. 15, 2000) (concurring that a proposal requesting restoration of voting rights was improper under Wisconsin law and therefore excludable); *Pennzoil Corp.* (avail. Mar. 22, 1993) (concurring that a mandatory proposal, even if rephrased as precatory, was of questionable validity under Delaware law and thus was excludable).

This letter also serves as confirmation for purposes of Rule 14a-8(i)(2) that, as a member in good standing admitted to practice before courts in the State of New York, I am of the opinion that the subject of the policy set forth in the Submission is not a proper subject for action by GE's shareowners under the laws of the State of New York. Therefore, we believe that the Submission is excludable from GE's 2007 Proxy Materials under Rule 14a-8(i)(2) because it would have GE conduct a vote in a manner not permitted under the laws of the State of New York.

III. The Submission May Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Submission Is Contrary to the Commission's Proxy Rules, Specifically Rule 14a-4.

Rule 14a-8(i)(3) allows a proposal to be excluded "if the proposal or supporting statement is contrary to any of the Commission's proxy rules." We believe that the Submission is excludable pursuant to Rule 14a-8(i)(3) because it violates the Commission's Rule 14a-4. Rule 14a-4 sets forth certain requirements with respect to proxies. More specifically, Rule 14a-4(b)(1) states that "[m]eans shall be provided in the form of proxy whereby the person solicited is afforded an opportunity to specify by boxes a choice between *approval or*

disapproval of, or abstention with respect to each separate matter referred to therein as intended to be acted upon, other than elections to office." Rule 14a-4(b)(1) (*emphasis added*).

The Submission seeks to allow GE shareowners to indicate on their proxies whether the compensation of GE's named executive officers is "(a) excessive; (b) appropriate; or (c) too low." None of these three possible responses is permitted by Rule 14a-4(b)(1). Instead, as noted above, Rule 14a-4(b) provides that shareholders should be given "a choice between *approval or disapproval of, or abstention*" on such matters. The Staff has in the past refused to provide assurance that it would not recommend enforcement action if a company "cease[d] to furnish the boxes specified by Rule 14a-4(b)(1) for abstention with respect to matters, other than the election of directors, to be acted on . . . ." *See St. Moritz Hotel Associates* (avail. Apr. 29, 1983) (requesting the Staff's concurrence that it could omit from its form of proxy the option for shareowners to abstain in a consent solicitation with respect to matters other than elections to office). For these reasons, the Submission is contrary to the Commission's Rule 14a-4(b)(1) and, thus, may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Submission from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, GE agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to GE only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or David M. Stuart, GE's Senior Counsel, at (203) 373-2243.

Sincerely,

Ronald O. Mueller

Enclosures

cc: David M. Stuart, General Electric Company
Tony Daley, CWA Research Department

100126484_7.DOC

EXHIBIT A

Office of CWA President Larry Cohen
501 Third Street, N.W.
Washington, D.C. 20001
Voice: 202.434.1110 Fax: 202.434.1139

Fax Transmittal

Date: November 2, 2006

To: Brackett Denniston

From: President Larry Cohen

Pages (including cover): 4

Comments/Message

GE EXECUTIVE OFFICE Fax:203-373-2884 Nov 2 2006 14:53 P.09
Fax sent by : 12024241281 cwa 11/02/06 14:04 Pg: 2/4

Communications
Workers of America
AFL-CIO, CLC

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1110 Fax: 202/434-1139

Larry Cohen
President

VIA Fax & Mail

November 2, 2006

Mr. Brackett Denniston
Senior Vice President, Corporate Secretary, and General Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06431

Dear Mr. Denniston:

Re: Submission of Shareholder Proposal

On behalf of the CWA Members' Relief Fund ("Fund"), we hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the General Electric Company proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2007. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is a beneficial holder of General Electric common stock with market value in excess of $2,000 held continuously for more than a year prior to this date of submission.

The Fund intends to continue to own General Electric common stock through the date of the Company's 2007 annual meeting. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of stockholders. Please direct all communications regarding this matter to Mr. Tony Daley, CWA Research Department, at 202-434-9515.

Sincerely,

Larry Cohen
President

Enclosures

Shareowner Proposal

RESOLVED, that shareowners of "General Electric" ("GE") request that the Board of Directors ("Board") adopt a policy of submitting the following question to a shareowners' vote at each annual meeting in the future: "Is the compensation of GE's named executive officers as set forth in the proxy statement's Summary Compensation Table: (a) excessive; (b) appropriate; or (c) too low?"

Supporting Statement

We believe the compensation of GE's senior executives is excessive.

According to the 2006 proxy statement, the five senior executives listed in the Summary Compensation Table received "Total Annual Compensation" of $96.0 million from 2003 through 2005. The "Total Annual Compensation" of Jeffrey Immelt, the Chairman and CEO of GE, accounted for more than $19.5 million of that sum.

In addition, the five officers received another $68.5 million in "Long-Term Compensation" (the market value of restricted stock units and Long-Term Incentive Plan payouts).

The five officers received another $6.8 million in "All Other Compensation" (payments relating to the employee savings plan, above-market earnings on deferred compensation, and the value of supplemental life insurance premiums).

The total amount paid to the top five officers over three years was more than $171 million. These five officers then exercised stocks options to realize a gain of another $51 million.

In all, these five executives received over $223 million for the three years covered by the 2006 proxy disclosures. In our view, this amount is excessive by any definition.

The major stock exchanges have adopted rules requiring public companies to submit equity-based compensation plans for shareholder approval. According to a recent academic analysis, however, these rules have failed to provide shareowners "with substantial influence" because the plans tend to be "broadly worded" (Lucian Bebchuk and Jesse Fried, *Pay Without Performance*, 2004, p. 196). Shareowners can withhold votes for members of the Compensation Committee who stand for reelection, but we view that option as a blunt and insufficient instrument for registering dissatisfaction with senior executive compensation.

In contrast, public companies in the United Kingdom allow shareowners to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We are proposing that the shareowners be permitted to give the Compensation Committee a "report card." Through voting on the question that is set forth in the Proposal, shareowners could express their views, in an advisory referendum, on the question of whether the Company's senior executives are being compensated at levels that are appropriate in amount. This approach would provide the opportunity to express dissatisfaction with the amount of compensation that has been awarded to senior executives, and focus media attention on the issue in a manner that could assist in bringing about change, while preserving the discretion of the Board to make such changes as may be appropriate.

Please vote for this proposal.

CHEVY CHASE TRUST
Personal Wealth Security
7501 Wisconsin Avenue, 14th Floor, Bethesda, Maryland 20814
tel 240.497.5000 fax 240.497.5013

October 30, 2006

Mr. Benjamin W. Heineman, Jr.
Corporate Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Re: CWA Members' Relief Fund – General Electric Company Common Stock

Dear Mr. Heineman:

This letter confirms that the CWA Members' Relief Fund held over $2000 at all times of General Electric Company common stock for the period 10/29/05 through the present date.

The shares were, and still are, held by Chevy Chase Trust Company as Custodian for the CWA Members' Relief Fund.

If you have questions, please do not hesitate to call me at 240-497-5081.

Sincerely,

Jennifer Fullmer
Vice President

David M. Stuart
Senior Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2243
F 203 373 2523
david.m.stuart@ge.com

November 15, 2006

FAX (202-434-1139) and Express Mail Overnight

CWA Members' Relief Fund
C/o Tony Daley
CWA Research Department
Communications Workers of America
501 Third Street, N.W.
Washington, DC 20001-2797

Re: Shareowner Proposal

Dear Mr. Daley:

We received your shareowner proposal related to the compensation of GE's named executive officers. I write to notify you of procedural deficiencies with your proposal.

First, Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. The letter you sent from Chevy Chase Trust does not satisfy this requirement since it is dated prior to submission of your proposal.

Under Securities and Exchange Commission interpretations, sufficient proof of ownership may be in the form of:

- A written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

Second, the proposal is seeking a shareholder vote at each annual meeting in the future for an indefinite period. Therefore, consistent with Rule 14a-8(b)(2), we believe that it would be appropriate for you to state your intent to continue to hold the requisite shares through the date of each future meeting.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

Thank you.

Sincerely yours,

David M. Stuart

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Communications Workers of America
AFL-CIO, CLC

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1100

Via Fax & Mail

November 22, 2006

Mr. David M. Stuart
Senior Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

RE: Proof of ownership of GE Common Stock for CWA Members' Relief Fund

Dear Mr. Stuart:

We received your letter dated November 15, 2006, and its request for a statement from the record holder of GE common stock verifying that the CWA Members' Relief Fund holds sufficient shares for the requisite time period to be able to file a shareholder resolution.

Please find enclosed a letter from SEI Private Trust Company, Record Holder of GE shares for Chevy Chase Trust Company, Custodian for the CWA Members' Relief Fund, which should suffice for your purposes.

If you have any questions, please do not hesitate to call me at 202-434-9515, or you can send me an e-mail at tdaley@cwa-union.org.

Sincerely,

Tony Daley
Research Economist

Enclosure

November 21, 2006

Mr. Benjamin W. Heineman, Jr.
Corporate Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Re: CWA Members' Relief Fund -- General Electric Company Common Stock

Dear Mr. Heineman:

This letter confirms that the CWA Members' Relief Fund held over $2000 at all times of General Electric Company common stock for the period 11/2/05 through the present date.

The shares were, and still are, held by SEI Private Trust Company as Record Holder FBO Chevy Chase Trust Company as Custodian for the CWA Members' Relief Fund.

If you have questions, please do not hesitate to call me at 610.676.2871.

Sincerely,

April Moreno

April Moreno
Trust Operations

SEI Private Trust Company
1 Freedom Valley Drive P.O. Box 1100 Oaks, PA 19456 T 610 676 1000 / www.seic.com

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358

SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703

Phone (608) 255-5111

January 2, 2007

Via Express and Electronic Mail
(cfletters@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request of the General Electric Company for a No-Action Letter With Respect to the Shareholder Proposal of the CWA Members' Relief Fund

Ladies and Gentlemen:

I. Introduction

This letter is submitted in response to the claim of the General Electric Company ("GE"), by letter dated December 8, 2006, that it may exclude the shareholder proposal of the CWA Members' Relief Fund from its 2007 proxy materials. As explained in more detail below, we submit that there is no merit in any of the Company's claims.

Six copies of this letter are enclosed. Copies have also been sent to counsel for GE and the proponent.

II. The Proposal

The Proposal requests "that the Board of Directors ("Board") adopt a policy of submitting the following question to a shareowners' vote at each annual meeting in the future: 'Is the compensation of GE's named executive officers as set forth in the proxy statement's Summary Compensation Table: (a) excessive; (b) appropriate; or (c) too low?'" (emphasis added). If the proposal is adopted by both the shareholders and the GE Board, the result would be a management proposal in future proxy statements that would submit the prescribed question to the shareholders for an advisory vote.

III. Standard of Review: GE Is Required to Prove "That It Is Entitled to Exclude the Proposal"

In promulgating Rule 14a-8, 17 CFR 240.14a-8, the Commission has established a general rule that "a company must include a shareholder's proposal in its proxy statement." The grounds for exclusion that are cited by GE are exceptions to this general rule. Accordingly, the cited grounds for exclusion are to be interpreted narrowly, and any doubts must be resolved in favor of the proponent.

In order to emphasize the general rule that "a company must include a shareholder's proposal in its proxy statement," Rule 14a-8(g) provides that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." (emphasis added). For the reasons set forth below, we submit that GE has failed to meet this burden of proof by making the required showing that "it is entitled to exclude" the instant Proposal (emphasis added).

IV. Contrary to the Claims of GE, The Proposal for a New Board "Policy" With Respect to Executive Compensation Is An Appropriate Subject for a Shareholder Vote

A. The Subject of the Proposal Is Executive Compensation

The text of the instant Proposal is explicit. The subject of the Proposal is "the compensation of GE's named executive officers as set forth in the proxy statement's Summary Compensation Table."

If the Proposal is adopted and implemented by the GE Board, it could provide valuable information with respect to "the compensation of GE's named executive officers" in the form of a considered judgment by the shareholders as to whether that compensation is "(a) excessive; (b) appropriate; or (c) too low." In addition, in cases where the amount of compensation may be excessive, this information could serve as an important "reality check."

The Staff has recognized, within the past four months, that a similar proposal presented an appropriate subject for a shareholder vote. Sara Lee Corporation (Sept. 11, 2006). In that case, the proposal urged "the board of directors to

adopt a policy that Sara Lee stockholders be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution, to be proposed by Sara Lee's management, to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement." The Staff was "unable to concur . . . that Sara Lee may exclude the proposal under rule 14a-8(i)(7)" on the theory that it related to "ordinary business matters," or under rule 14a-8(i)(2) on the premise that it "would cause the company to violate applicable law"(although the Staff did require certain changes in terminology). We submit that there is no substantive difference between the instant Proposal and the one that was at issue in Sara Lee for purposes of determining whether it deals with an appropriate subject for a shareholder vote.

Since 1992, the Staff has consistently taken the position that shareholder proposals that relate exclusively to the compensation of "senior executives" are an appropriate subject for shareholder proposals, and therefore, may not be omitted in reliance upon rule 14a-8(i)(7). The Staff has repeatedly stated that "proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business" (emphasis added). See e.g. Reebok International Ltd. (Jan. 16, 1992); Battle Mountain Gold Company (Feb. 13, 1992); Eastman Kodak (Feb. 13, 1992); International Business Machines Corp. (Feb. 13, 1992); Sprint Corp. (March 9, 1993).

As the Staff declared in Xerox Corporation (March 25, 1993):

> "The Commission continues to regard issues affecting CEO and other senior executive and director compensation as unique decisions affecting the nature of the relationships among shareholders, those who run the corporation on their behalf and the directors who are responsible for overseeing management performance."

B. There Is No Merit to GE's Claim That the Proposal "May Be Excluded Under Rule 14a-8(a) Because It Asks the Board to Schedule An Advisory Vote

GE contends that the Proposal presents an improper subject for a shareholder proposal, but it does so on a premise that is demonstrably false. In this context, it begins by citing the Commission's definition of a proposal as "your recommendation . . . that the . . . board of directors take action . . . " and then implies that the instant proposal, in the words of the Commission release that proposed Rule 14a-8(a), is one that "seeks no specific action, but merely purports to express shareholder's views . . . ." (p. 3; emphasis in original).

The truth, as noted above, is that **the proposal contains an express request that the board of directors take a "specfic action."** It explicitly asks "that the Board . . . adopt a policy of submitting . . ." the prescribed question on executive compensation to an advisory shareholder vote at each annual meeting that may occur in 2008 and beyond. Under these circumstances, the instant Proposal plainly seeks the kind of "specific action" that is contemplated by Rule 14a-8(a), and accordingly, does present a proper subject for consideration at the 2007 Annual Meeting.

In any event, it is evident that Rule 14a-8(a) does not require the disqualification of a shareholder proposal merely because it may seek an advisory shareholder vote. In addition to the Staff's recent denial of a no-action letter with respect to a substantially similar shareholder proposal in Sara Lee Corporation, supra, the Staff has denied requests for no-action letters with respect to at least two shareholder proposals that sought "an advisory vote on the members of the board audit committee," General Motors Corporation (Mar. 29, 2001) and Boeing Company (Feb. 8, 2001), one proposal that sought an advisory vote "before the implementation of any increase in the compensation of the chief executive," Electromagnetic Sciences (Mar. 9, 1993), and one proposal that called for an advisory vote on any "proposals of merger, acquisition or combination" Rorer Group, Inc. (Feb. 27, 1985).

C. There Is No Merit to GE's Claim That There Is "Staff Precedent" In Support of Its Claim That the Proposal May Be Excluded Under Rule 14a-8(a)

1. The No-Action Letters Cited on Page Four of the GE Submission Do Not Apply

Despite the fact that the Proposal explicitly asks the GE Board to take the kind of "specific action" that is contemplated by Rule 14a-8(a), the company proceeds to cite two no-action letters (see p. 4) for the proposition that "a shareowner submission is excludable if it 'merely purports to express shareholders' views' on a subject matter". These no action letters were granted in Sensar Corporation (Apr. 23, 2001) and CSX Corporation (Feb. 1, 1999).

Neither of these staff precedents has any application to the Proposal that is at issue here. In stark contrast to the instant Proposal, the proponent in Sensar asked for nothing more than an expression of shareholder "displeasure" with respect to certain matters at a forthcoming Annual Meeting, without asking that the Board or the company take any action whatsoever . In CSX, the proposal consisted of nothing more nor less than "three poems."

In each of the cited decisions, the Staff issued a no-action letter because the proposals there, in stark contrast to the one at issue here, failed to recommend that the company or its board take "any action." Accordingly, contrary to the representation set forth in the GE letter to the Staff, it is evident that the instant Proposal does not "parallel the submission[s]" in those cases (p.4). Instead, it expressly calls for the GE Board to take action by adopting a new policy of submitting the amount of its senior executive compensation to an annual advisory vote.

Moreover, in contrast to the proposals at issue in Sensar and CSX, it is apparent that the instant Proposal does not call for any "expression" of shareholder views on the prescribed question at the 2007 Annual Meeting at which the Proposal is to be considered. While it does contemplate an advisory vote in 2008 and future years, if the GE Board adopts the proposed policy, any advisory vote on the prescribed question would be pursuant to the decision of the GE Board that such a vote shall be held, and not pursuant to the instant Proposal of the proponent.

2. The No-Action Letters Cited at Pages Five Through Seven of the GE Submission Do Not Support the Claim

After contending that the Proposal may be excluded from its proxy statement on the false premise that the Proposal does not call for any action, GE proceeds to argue that "[t]he proponent should not be able to avoid the application of Rule 14a-8(a) merely by asking that GE adopt a policy" that satisfies the requirement of Rule 14a-8(a) that a proposal must ask for a specific action to be taken (p.7; see pp. 4-8). This claim of the Company is based on the incredible nonsequitur that a proponent should not be permitted "to avoid the application of Rule 14a-8(a)" by complying with it.

In this context, GE proceeds to cite three pages of alleged "Staff Precedent" for the proposition that "the submission is not a proposal for purposes of Rule 14a-8" (pp 5-7). However, this lengthy recitation actually stands for nothing more than the very different proposition that the Staff has on occasion "looked at the subject underlying the proposed policy to determine whether a proposal is excludable" (p.5). Despite three pages of citations and argument, the GE letter has failed to identify a single additional reason why the instant Proposal might be deemed to deal with an improper subject, apart from its earlier mischaracterization of the Proposal as one that does not ask for any specific action on the part of the Company or its Board.

To be specific, GE's long recitation of alleged "Staff Precedent" contends that the underlying subject of a proposal may be deemed inappropriate under Rule 14a-8(i)(2) if it "would require the company to breach existing contractual obligations," under Rule 14a-8(i)(3) if it is "vague and indefinite," under Rule 14a-8(i)(4) if it "involves a personal grievance," under Rule 14a-8(i)(5) if it is not "significant to a company's business, under Rule 14a-8(i)(6) if "it is beyond a company's power to implement," under Rule 14a-8(i)(7) if it involves a matter of ordinary business, under Rule 14a-8(i)(9) "if it conflicts with a company proposal," under Rule 14a-8(i)(10) if it has been "substantially implemented," and under Rule 14a-8(i)(11) if it "substantially duplicates or conflicts with another proposal." However, **GE does not contend that any one of the foregoing grounds for exclusion is applicable to the instant Proposal.** The argument is nothing but a long

nonsequitur, because there is no bridge from the premise that the Staff may look at the underlying subject of a proposed policy to determine whether it is excludable to the conclusion that the instant Proposal presents an improper subject for a shareholder proposal under Rule 14a-8.

In fact, there is no credible basis for holding that the instant Proposal presents an improper "subject of a shareholder proposal under Rule 14a-8." GE's claim of "Staff Precedent" for that proposition is without even a scintilla of merit.

D. There Is No Merit to GE's Claim That the Proposal "Fails to Satisfy the Procedural Requirements of Rule 14a-8."

GE also contends (pp. 8-9) that the Proposal is improper because it "would provide for a matter to be submitted for a shareowner vote each year, without satisfying any of the procedural requirements of Rule 14a-8 with respect to those future years." This argument is also devoid of any merit.

As noted above, any submission of the prescribed question to an advisory shareholder vote in 2008 or future years would be the result of a management proposal for such a vote. The question would be included in the Company's proxy statement pursuant to a directive of the GE Board, not as a proposal of any shareholder. Accordingly, since the procedural requirements of Rule 14a-8 are expressly made applicable to "shareholder proposals," and not to management proposals, there is no merit to GE's claim with respect to the procedural requirements of Rule 14a-8.

V. There Is No Merit to GE's Claim That the Proposal "May Be Excluded Under Rule 14a-8(i)(2)" On the Theory That Implementation "Would Cause GE to Violate State Law"

GE claims that the proposed question would cause the Company to violate Section 614(b) of the New York Business Corporation Law ("the NYBCL"), by asking that shareholders vote on the question of whether the compensation of its senior executives is "(a) excessive; (b) appropriate; or (c) too low." We submit, contrary to the Company claim, that Section 614(b) of the NYBCL does not apply to the instant Proposal.

Section 614(b) is expressly limited, by its terms, to shareholder votes that are conducted for the purpose of **authorizing corporate actions.** In this context, it provides;

> "**Whenever any corporate action**, other than the election of directors **is to be taken** under this chapter by a vote of the shareholders, **it shall . . . be authorized** by a majority of the votes cast in favor of or against such action at a meeting of shareholders by the holders of shares entitled to vote thereon" (emphasis added).

The instant proposal does not call for "any corporate action . . . to be taken" as a result of the proposed vote, much less one that would need to "be authorized" within the meaning of Section 614(b) of the NYBCL. Instead, it calls for an advisory shareholder vote with respect to the magnitude of the compensation that GE may give to senior executives in future years for the purpose of giving the Board additional information.

In this context, the intent of Section 614(b) of the NYBCL is clear. It is designed to require that, when certain "corporate actions" are "to be taken", such as mergers, consolidations and acquisitions (Section 903 of the NYBCL), dissolutions (Section 1001 of the NYBCL), sales or other dispositions of assets (section 1001 of the NYBCL), and the adoption or amendment of the certificate of incorporation or the corporate by laws (Sections 601 and 803 of the NYBCL), such corporate actions "**shall . . . be authorized** by a majority of the votes cast in favor of or against such action at a meeting of shareholders by the holders of shares entitled to vote thereon" (emphasis added). Section 614(b)of the NYBCL simply has no application to an advisory vote that will have no legal force or effect.

VI. There Is No Merit to GE's Claim That the Proposal "May Be Excluded Under Rule 14a-8(i)(3)" on the Theory That Implementation Would Violate Rule 14a-4(b)(1)

As its final argument, GE contends that implementation of the Proposal would violate Commission Rule 14a-4(b)(1), which provides that "[m]eans shall be provided . . .[in a form of proxy] to specify by boxes a choice between approval

or disapproval of, or abstention with respect to **each separate matter . . . intended to be acted upon**, other than elections to office" (emphasis added). As in the case of Section 614(b) of the NYBCL, we submit that Rule 14a-4(b)(1) does not apply to a management proposal for a precatory advisory vote of the shareholders.

The Commission has made clear in the text of Schedule 14A, which is set forth as Rule 14a-101, that a "matter . . . intended to be acted upon" for purposes of Rule 14a-4(b)(1) is a corporate action, such as the "authorization or issuance of securities (Item 11), the "modification or exchange of securities" (Item 12), or "mergers, consolidations, acquisitions and similar matters" (Item 14) (emphasis added). Under these circumstances, it is evident that an advisory vote on the magnitude of GE's compensation of senior executives does not constitute a "matter . . . intended to be acted upon" within the meaning of Commission Rule 14a-4(b)(1) (emphasis added).

This limitation of Rule 14a-4(b)(1) to matters that are "intended to be acted upon" is a limitation that dates from the initial promulgation of the rule in 1952. 17 FR 11432 (Dec. 18, 1952). Although the Rule has been amended on ten different occasions since 1952, this language has remained intact.

We believe the text of the Rule is clear and unambiguous. The requirement that a proxy provide for "a choice between approval or disapproval of, or abstention with respect to each separate matter . . . intended to be acted upon . . ." is applicable only to proposals for some kind of "action" that require a choice to be made between approval or disapproval of the "action" that has been proposed (emphasis added). Accordingly, since the result of an advisory vote on the executive compensation of GE's senior executives would have no legal force or effect, we submit that there is no merit to the Company's claim that the Proposal may be excluded from its proxy statement pursuant to Rules 14a-4(b)(1) and 14a-8(i)(3).

VII. Conclusion

For the reasons set forth above, we submit that GE has failed to meet its burden under Rule 14a-8(g) of demonstrating "that it is entitled" to exclude the Proposal

from its proxy materials. Accordingly, we respectfully submit that the request for a no-action letter should be denied.

In the alternative, if the Staff is persuaded that the form of the proposed question is inappropriate, and that it would not be potentially misleading to ask shareholders to cast an advisory vote that would call for "approval" or "disapproval" of the compensation of GE's senior executive compensation as set forth in the Summary Compensation Table of future proxy statements, the proponent is willing to change the form of the question. In this context, the form of the question could be revised to ask: "Do the shareowners approve of the compensation of GE's named executive officers as set forth in the proxy statement's Summary Compensation Table?"

Please contact me if the Staff should have any questions.

Sincerely,

Frederick B. Wade

Frederick B. Wade
Suite 740
122 West Washington Ave.
Madison, WI 53703
Phone: (608)-255-5111

c. Ronald O. Mueller
Counsel for GE

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 24, 2007

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
32016-00092

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposal of the CWA Members' Relief Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter supplements the letter filed on December 8, 2006 (the "Exclusion Notice"), on behalf of our client, General Electric Company ("GE"), in which we notified the staff of the Division of Corporation Finance (the "Staff") that GE intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareowners Meeting (collectively, the "2007 Proxy Materials") a purported shareowner proposal and statements in support thereof (the "Submission") received from CWA Members' Relief Fund (the "Proponent"). We address below the points raised by Mr. Frederick B. Wade, counsel to the Proponent, in a letter dated January 2, 2007, a copy of which is attached hereto as Exhibit A.

I. The Fact that the Submission Relates to Executive Compensation Does Not Support Its Inclusion.

Proponent's counsel asserts that the Submission is not excludable because it relates to executive compensation. In Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") at question and answer B.6., the Staff states:

Question: "Do we base our determinations solely on the subject matter of the proposal?"

Answer: "No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter."

Consistent with the foregoing, the Staff has on many occasions concurred with the exclusion of a proposal addressing executive compensation when the proposal does not satisfy one of the requirements under Rule 14a-8. As noted in the Exclusion Notice, the Staff has previously concurred that a submission seeking an advisory vote on executive compensation was excludable under Rule 14a-8(a). *See Sensar Corp.* (avail. Apr. 23, 2001). Likewise, the Staff has regularly concurred with the exclusion of proposals addressing executive compensation under Rule 14a-8(i)(3) where the proposals were vague or indefinite. For example, in *General Electric Co. (Newby)* (avail. Feb. 5, 2003), the Staff permitted exclusion of a proposal to require "shareholder approval for all compensation for Senior Executives and Board members, not to exceed more than 25 times the average wage of hourly working employees." Similarly, in *General Electric Co.* (avail. Jan. 23, 2003), the Staff concurred with the exclusion under Rule 14a-8(i)(3) of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" where the proposal was not in a proper form due to having vague terms that made the proposal impossible to implement.[1] Thus, the fact that the Submission relates to executive compensation does not excuse it from having to satisfy the requirements of Rule 14a-8. Just as the proposals relating to executive compensation cited above failed to satisfy the standards under Rule 14a-8(a) and Rule 14a-8(i)(3) and therefore were excludable, here the Submission fails to satisfy the standards of Rule 14a-8(a) and accordingly is excludable.

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[1] *See also Woodward Governor Co.* (avail. Nov. 26, 2003) (agreeing that exclusion was appropriate where a proposal sought to implement a "policy for compensation for the executives . . . based on stock growth," and included a specific formula for calculating that compensation, but did not specify whether it addressed all executive compensation or merely stock-based compensation); *Eastman Kodak Co. (Kuklo)* (avail. Mar. 3, 2003) (allowing the exclusion of a proposal that would have capped executive salaries at $1 million "to include bonus, perks [and] stock options," but failed to define various terms, including "perks," and gave no indication of how options were to be valued).

II. The Examples of Previous Submissions Addressing an Advisory Vote Cited by Proponent's Counsel Are Not Controlling.

It should be emphasized that the letters cited by Proponent's counsel were decided on bases other than Rule 14a-8(a) or were decided before the adoption of current Rule 14a-8(a), and therefore are not applicable precedent in responding to the Exclusion Notice.

In SLB 14, at question and answer B.5, the Staff states, "we will not consider any basis for exclusion that is not advanced by the company." In *Sara Lee Corp.* (avail. Sept. 11, 2006), *General Motors* (avail. Mar. 29, 2001) and *Boeing Company* (avail. Feb. 8, 2001), each cited by Proponent's counsel, the companies did not assert that the submissions being considered were excludable under Rule 14a-8(a).[2] Accordingly, the Staff did not consider whether those submissions were excludable under Rule 14a-8(a), and the Staff's determinations in those letters therefore are not controlling authority on whether the Submission is excludable under Rule 14a-8(a).

Likewise, the letters cited by Proponent's counsel that date before 1998 -- *Electromagnetic Sciences, Inc.* (avail. Mar. 9, 1993) and *Rorer Group, Inc.* (avail. Feb. 27, 1985) -- are not applicable precedent because, as indicated in the Exclusion Notice, Rule 14a-8(a) was not adopted until 1998.

III. Because the Submission Requests a Policy of Seeking Advisory Votes, It is Excludable under Rule 14a-8(a).

In evaluating requests under Rule 14a-8, the Staff has consistently looked at the effect of implementing a proposal, reflecting its position that if one looked only to what a proposal would accomplish in the current year, and not to its effect in subsequent years, the purposes of Rule 14a-8 could be evaded easily. While trying to question the relevance of this uniform policy in administering Rule 14a-8, Proponent's counsel does not present a single instance in which a different standard has been applied under Rule 14a-8. Whether a submission asks for an

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[2] In *Sara Lee Corp.* (avail. Sept. 11, 2006), the company sought exclusion under Rule 14a-8(i)(3) and (i)(7). In *General Motors* (avail. Mar. 29, 2001), the company sought exclusion under Rules 14a-8(i)(3) and (i)(8). In *Boeing Company* (avail. Feb. 8, 2001), the company sought exclusion under Rule 14a-8(b) and (c) and under Rule 14a-8(i)(1), (i)(3) and (i)(6).

advisory vote or asks management to seek an advisory vote at subsequent meetings, the submission involves an advisory vote.[3]

IV. The Submission Violates State Law and Commission Rules.

Proponent's counsel argues that advisory votes are not subject to the Commission's proxy rules because they do not represent a matter "intended to be acted upon." The Commission applies Section 14(a) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), to any matter being submitted to a vote of or consent by a registrant's shareowners, including non-binding advisory votes.[4] In particular, Rule 14a-8(a), a provision that excludes advisory votes from the scope of Rule 14a-8, would not have been necessary if -- as argued by Proponent's counsel -- advisory votes were not otherwise subject to the Commission's rules under Section 14(a). Accordingly, we believe that any request for shareowners to vote on an advisory matter that otherwise implicates the Commission's jurisdiction under Exchange Act Section 14(a) is subject to Rule 14a-4 and that the Submission is excludable under Rule 14a-8(i)(3) because it does not satisfy Rule 14a-4. Likewise, for the reasons set forth in the Exclusion Notice, we are of the opinion that implementation of the Submission would violate New York State law.

We note that Proponent's counsel offers to revise the form of question on which it seeks an advisory vote in an attempt to cure its defects under Rules 14a-8(i)(2) and (i)(3). In SLB 14, at question and answer E.5., the Staff sets forth the limited circumstances in which it may permit

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[3] At the risk of stating the obvious, in this respect a submission seeking an advisory vote is different than a proposal that seeks to condition management action on binding shareowner approval. A proposal requesting that management seek shareowner approval before implementing a "golden parachute" arrangement, executive severance agreement providing a certain level of benefits, SERP or other executive retirement arrangement is not seeking an advisory vote, and therefore is in a proper form for consideration under Rule 14a-8.

[4] Exchange Act Rule 14a-2 states, "Sections 240.14a-3 to 240.14a-15, except as specified, apply to every solicitation of a proxy with respect to securities registered pursuant to section 12 of the Act, whether or not trading in such securities has been suspended." Under Rule 14a-1, the term "solicitation" applies to "any request for a proxy" and a "proxy" is "every proxy, consent or authorization within the meaning of Section 14(a) of the Act" which "may take the form of failure to object or to dissent."

revisions to cure defects under Rules 14a-8(i)(2) and (i)(3).[5] Neither of those circumstances apply with respect to the defects in the Submission. Accordingly, the Proponent's offer to revise the Submission should not be accepted and the Submission should be excluded in its entirety.

Please contact me at (202) 955-8671 or David M. Stuart, GE's Senior Counsel, at (203) 373-2243 if we may provide additional information.

Sincerely,

[signature]

Ronald O. Mueller

ROM/

cc: David M. Stuart, General Electric Company
Tony Daley, CWA Research Department
Frederick B. Wade, Esq.

100153165_5.DOC

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[5] Specifically, the Staff allows revisions to proposals that fail to satisfy these rules only "[i]f implementing the proposal would require the company to breach existing contractual obligations" or "[i]f the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal."

EXHIBIT A

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358
SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703.
Phone (608) 255-5111

January 2, 2007

Via Express and Electronic Mail
(cfletters@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request of the General Electric Company for a No-Action Letter With Respect to the Shareholder Proposal of the CWA Members' Relief Fund

Ladies and Gentlemen:

I. Introduction

This letter is submitted in response to the claim of the General Electric Company ("GE"), by letter dated December 8, 2006, that it may exclude the shareholder proposal of the CWA Members' Relief Fund from its 2007 proxy materials. As explained in more detail below, we submit that there is no merit in any of the Company's claims.

Six copies of this letter are enclosed. Copies have also been sent to counsel for GE and the proponent.

II. The Proposal

The Proposal requests "that the Board of Directors ("Board") adopt a policy of submitting the following question to a shareowners' vote at each annual meeting in the future: 'Is the compensation of GE's named executive officers as set forth in the proxy statement's Summary Compensation Table: (a) excessive; (b) appropriate; or (c) too low?'" (emphasis added). If the proposal is adopted by both the shareholders and the GE Board, the result would be a management proposal in future proxy statements that would submit the prescribed question to the shareholders for an advisory vote.

III. Standard of Review: GE Is Required to Prove "That It Is Entitled to Exclude the Proposal"

In promulgating Rule 14a-8, 17 CFR 240.14a-8, the Commission has established a general rule that "a company must include a shareholder's proposal in its proxy statement." The grounds for exclusion that are cited by GE are exceptions to this general rule. Accordingly, the cited grounds for exclusion are to be interpreted narrowly, and any doubts must be resolved in favor of the proponent.

In order to emphasize the general rule that "a company must include a shareholder's proposal in its proxy statement," Rule 14a-8(g) provides that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." (emphasis added). For the reasons set forth below, we submit that GE has failed to meet this burden of proof by making the required showing that "it is entitled to exclude" the instant Proposal (emphasis added).

IV. Contrary to the Claims of GE, The Proposal for a New Board "Policy" With Respect to Executive Compensation Is An Appropriate Subject for a Shareholder Vote

A. The Subject of the Proposal Is Executive Compensation

The text of the instant Proposal is explicit. The subject of the Proposal is "the compensation of GE's named executive officers as set forth in the proxy statement's Summary Compensation Table."

If the Proposal is adopted and implemented by the GE Board, it could provide valuable information with respect to "the compensation of GE's named executive officers" in the form of a considered judgment by the shareholders as to whether that compensation is "(a) excessive; (b) appropriate; or (c) too low." In addition, in cases where the amount of compensation may be excessive, this information could serve as an important "reality check."

The Staff has recognized, within the past four months, that a similar proposal presented an appropriate subject for a shareholder vote. Sara Lee Corporation (Sept. 11, 2006). In that case, the proposal urged "the board of directors to

adopt a policy that Sara Lee stockholders be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution, to be proposed by Sara Lee's management, to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement." The Staff was "unable to concur . . . that Sara Lee may exclude the proposal under rule 14a-8(i)(7)" on the theory that it related to "ordinary business matters," or under rule 14a-8(i)(2) on the premise that it "would cause the company to violate applicable law" (although the Staff did require certain changes in terminology). We submit that there is no substantive difference between the instant Proposal and the one that was at issue in Sara Lee for purposes of determining whether it deals with an appropriate subject for a shareholder vote.

Since 1992, the Staff has consistently taken the position that shareholder proposals that relate exclusively to the compensation of "senior executives" are an appropriate subject for shareholder proposals, and therefore, may not be omitted in reliance upon rule 14a-8(i)(7). The Staff has repeatedly stated that "proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business" (emphasis added). See e.g. Reebok International Ltd. (Jan. 16, 1992); Battle Mountain Gold Company (Feb. 13, 1992); Eastman Kodak (Feb. 13, 1992); International Business Machines Corp. (Feb. 13, 1992); Sprint Corp. (March 9, 1993).

As the Staff declared in Xerox Corporation (March 25, 1993):

> "The Commission continues to regard issues affecting CEO and other senior executive and director compensation as unique decisions affecting the nature of the relationships among shareholders, those who run the corporation on their behalf and the directors who are responsible for overseeing management performance."

B. There Is No Merit to GE's Claim That the Proposal "May Be Excluded Under Rule 14a-8(a) Because It Asks the Board to Schedule An Advisory Vote

GE contends that the Proposal presents an improper subject for a shareholder proposal, but it does so on a premise that is demonstrably false. In this context, it begins by citing the Commission's definition of a proposal as "your recommendation . . . that the . . . board of directors take action . . . " and then implies that the instant proposal, in the words of the Commission release that proposed Rule 14a-8(a), is one that "seeks no specific action, but merely purports to express shareholder's views . . . ." (p. 3; emphasis in original).

The truth, as noted above, is that **the proposal contains an express request that the board of directors take a "specfic action."** It explicitly asks "that the Board . . . adopt a policy of submitting . . ." the prescribed question on executive compensation to an advisory shareholder vote at each annual meeting that may occur in 2008 and beyond. Under these circumstances, the instant Proposal plainly seeks the kind of "specific action" that is contemplated by Rule 14a-8(a), and accordingly, does present a proper subject for consideration at the 2007 Annual Meeting.

In any event, it is evident that Rule 14a-8(a) does not require the disqualification of a shareholder proposal merely because it may seek an advisory shareholder vote. In addition to the Staff's recent denial of a no-action letter with respect to a substantially similar shareholder proposal in Sara Lee Corporation, supra, the Staff has denied requests for no-action letters with respect to at least two shareholder proposals that sought "an advisory vote on the members of the board audit committee," General Motors Corporation (Mar. 29, 2001) and Boeing Company (Feb. 8, 2001), one proposal that sought an advisory vote "before the implementation of any increase in the compensation of the chief executive," Electromagnetic Sciences (Mar. 9, 1993), and one proposal that called for an advisory vote on any "proposals of merger, acquisition or combination" Rorer Group, Inc. (Feb. 27, 1985).

C. There Is No Merit to GE's Claim That There Is "Staff Precedent" In Support of Its Claim That the Proposal May Be Excluded Under Rule 14a-8(a)

1. The No-Action Letters Cited on Page Four of the GE Submission Do Not Apply

Despite the fact that the Proposal explicitly asks the GE Board to take the kind of "specific action" that is contemplated by Rule 14a-8(a), the company proceeds to cite two no-action letters (see p. 4) for the proposition that "a shareowner submission is excludable if it 'merely purports to express shareholders' views' on a subject matter". These no action letters were granted in Sensar Corporation (Apr. 23, 2001) and CSX Corporation (Feb. 1, 1999).

Neither of these staff precedents has any application to the Proposal that is at issue here. In stark contrast to the instant Proposal, the proponent in Sensar asked for nothing more than an expression of shareholder "displeasure" with respect to certain matters at a forthcoming Annual Meeting, without asking that the Board or the company take any action whatsoever . In CSX, the proposal consisted of nothing more nor less than "three poems."

In each of the cited decisions, the Staff issued a no-action letter because the proposals there, in stark contrast to the one at issue here, failed to recommend that the company or its board take "any action." Accordingly, contrary to the representation set forth in the GE letter to the Staff, it is evident that the instant Proposal does not "parallel the submission[s]" in those cases (p.4). Instead, it expressly calls for the GE Board to take action by adopting a new policy of submitting the amount of its senior executive compensation to an annual advisory vote.

Moreover, in contrast to the proposals at issue in Sensar and CSX, it is apparent that the instant Proposal does not call for any "expression" of shareholder views on the prescribed question at the 2007 Annual Meeting at which the Proposal is to be considered. While it does contemplate an advisory vote in 2008 and future years, if the GE Board adopts the proposed policy, any advisory vote on the prescribed question would be pursuant to the decision of the GE Board that such a vote shall be held, and not pursuant to the instant Proposal of the proponent.

2. The No-Action Letters Cited at Pages Five Through Seven of the GE Submission Do Not Support the Claim

After contending that the Proposal may be excluded from its proxy statement on the false premise that the Proposal does not call for any action, GE proceeds to argue that "[t]he proponent should not be able to avoid the application of Rule 14a-8(a) merely by asking that GE adopt a policy" that satisfies the requirement of Rule 14a-8(a) that a proposal must ask for a specific action to be taken (p.7; see pp. 4-8). This claim of the Company is based on the incredible nonsequitur that a proponent should not be permitted "to avoid the application of Rule 14a-8(a)" by complying with it.

In this context, GE proceeds to cite three pages of alleged "Staff Precedent" for the proposition that "the submission is not a proposal for purposes of Rule 14a-8" (pp 5-7). However, this lengthy recitation actually stands for nothing more than the very different proposition that the Staff has on occasion "looked at the subject underlying the proposed policy to determine whether a proposal is excludable" (p.5). Despite three pages of citations and argument, the GE letter has failed to identify a single additional reason why the instant Proposal might be deemed to deal with an improper subject, apart from its earlier mischaracterization of the Proposal as one that does not ask for any specific action on the part of the Company or its Board.

To be specific, GE's long recitation of alleged "Staff Precedent" contends that the underlying subject of a proposal may be deemed inappropriate under Rule 14a-8(i)(2) if it "would require the company to breach existing contractual obligations," under Rule 14a-8(i)(3) if it is "vague and indefinite," under Rule 14a-8(i)(4) if it "involves a personal grievance," under Rule 14a-8(i)(5) if it is not "significant to a company's business, under Rule 14a-8(i)(6) if "it is beyond a company's power to implement," under Rule 14a-8(i)(7) if it involves a matter of ordinary business, under Rule 14a-8(i)(9) "if it conflicts with a company proposal," under Rule 14a-8(i)(10) if it has been "substantially implemented," and under Rule 14a-8(i)(11) if it "substantially duplicates or conflicts with another proposal." However, **GE does not contend that any one of the foregoing grounds for exclusion is applicable to the instant Proposal.** The argument is nothing but a long

<u>nonsequitur</u>, because there is no bridge from the premise that the Staff may look at the underlying subject of a proposed policy to determine whether it is excludable to the conclusion that the instant Proposal presents an improper subject for a shareholder proposal under Rule 14a-8.

In fact, there is no credible basis for holding that the instant Proposal presents an improper "subject of a shareholder proposal under Rule 14a-8." GE's claim of "Staff Precedent" for that proposition is without even a scintilla of merit.

D. There Is No Merit to GE's Claim That the Proposal "Fails to Satisfy the Procedural Requirements of Rule 14a-8."

GE also contends (pp. 8-9) that the Proposal is improper because it "would provide for a matter to be submitted for a shareowner vote each year, without satisfying any of the procedural requirements of Rule 14a-8 with respect to those future years." This argument is also devoid of any merit.

As noted above, any submission of the prescribed question to an advisory shareholder vote in 2008 or future years would be the result of a management proposal for such a vote. The question would be included in the Company's proxy statement pursuant to a directive of the GE Board, not as a proposal of any shareholder. Accordingly, since the procedural requirements of Rule 14a-8 are expressly made applicable to "shareholder proposals," and not to management proposals, there is no merit to GE's claim with respect to the procedural requirements of Rule 14a-8.

V. There Is No Merit to GE's Claim That the Proposal "May Be Excluded Under Rule 14a-8(i)(2)" On the Theory That Implementation "Would Cause GE to Violate State Law"

GE claims that the proposed question would cause the Company to violate Section 614(b) of the New York Business Corporation Law ("the NYBCL"), by asking that shareholders vote on the question of whether the compensation of its senior executives is "(a) excessive; (b) appropriate; or (c) too low." We submit, contrary to the Company claim, that Section 614(b) of the NYBCL does not apply to the instant Proposal.

Section 614(b) is expressly limited, by its terms, to shareholder votes that are conducted for the purpose of **authorizing corporate actions**. In this context, it provides;

> "**Whenever any corporate action**, other than the election of directors **is to be taken** under this chapter by a vote of the shareholders, **it shall . . . be authorized** by a majority of the votes cast in favor of or against such action at a meeting of shareholders by the holders of shares entitled to vote thereon" (emphasis added).

The instant proposal does not call for "any corporate action . . . to be taken" as a result of the proposed vote, much less one that would need to "be authorized" within the meaning of Section 614(b) of the NYBCL. Instead, it calls for an advisory shareholder vote with respect to the magnitude of the compensation that GE may give to senior executives in future years for the purpose of giving the Board additional information.

In this context, the intent of Section 614(b) of the NYBCL is clear. It is designed to require that, when certain "corporate actions" are "to be taken", such as mergers, consolidations and acquisitions (Section 903 of the NYBCL), dissolutions (Section 1001 of the NYBCL), sales or other dispositions of assets (section 1001 of the NYBCL), and the adoption or amendment of the certificate of incorporation or the corporate by laws (Sections 601 and 803 of the NYBCL), such corporate actions "**shall . . . be authorized** by a majority of the votes cast in favor of or against such action at a meeting of shareholders by the holders of shares entitled to vote thereon" (emphasis added). Section 614(b)of the NYBCL simply has no application to an advisory vote that will have no legal force or effect.

VI. There Is No Merit to GE's Claim That the Proposal "May Be Excluded Under Rule 14a-8(i)(3)" on the Theory That Implementation Would Violate Rule 14a-4(b)(1)

As its final argument, GE contends that implementation of the Proposal would violate Commission Rule 14a-4(b)(1), which provides that "[m]eans shall be provided . . .[in a form of proxy] to specify by boxes a choice between approval

or disapproval of, or abstention with respect to **each separate matter . . . intended to be acted upon**, other than elections to office" (emphasis added). As in the case of Section 614(b) of the NYBCL, we submit that Rule 14a-4(b)(1) does not apply to a management proposal for a precatory advisory vote of the shareholders.

The Commission has made clear in the text of Schedule 14A, which is set forth as Rule 14a-101, that a "matter . . . intended to be acted upon" for purposes of Rule 14a-4(b)(1) is a corporate action, such as the "authorization or issuance of securities (Item 11), the "modification or exchange of securities" (Item 12), or "mergers, consolidations, acquisitions and similar matters" (Item 14) (emphasis added). Under these circumstances, it is evident that an advisory vote on the magnitude of GE's compensation of senior executives does not constitute a "matter . . . intended to be acted upon" within the meaning of Commission Rule 14a-4(b)(1) (emphasis added).

This limitation of Rule 14a-4(b)(1) to matters that are "intended to be acted upon" is a limitation that dates from the initial promulgation of the rule in 1952. 17 FR 11432 (Dec. 18, 1952). Although the Rule has been amended on ten different occasions since 1952, this language has remained intact.

We believe the text of the Rule is clear and unambiguous. The requirement that a proxy provide for "a choice between approval or disapproval of, or abstention with respect to each separate matter . . . intended to be acted upon . . ." is applicable only to proposals for some kind of "action" that require a choice to be made between approval or disapproval of the "action" that has been proposed (emphasis added). Accordingly, since the result of an advisory vote on the executive compensation of GE's senior executives would have no legal force or effect, we submit that there is no merit to the Company's claim that the Proposal may be excluded from its proxy statement pursuant to Rules 14a-4(b)(1) and 14a-8(i)(3).

VII. Conclusion

For the reasons set forth above, we submit that GE has failed to meet its burden under Rule 14a-8(g) of demonstrating "that it is entitled" to exclude the Proposal

from its proxy materials. Accordingly, we respectfully submit that the request for a no-action letter should be denied.

In the alternative, if the Staff is persuaded that the form of the proposed question is inappropriate, and that it would not be potentially misleading to ask shareholders to cast an advisory vote that would call for "approval" or "disapproval" of the compensation of GE's senior executive compensation as set forth in the Summary Compensation Table of future proxy statements, the proponent is willing to change the form of the question. In this context, the form of the question could be revised to ask: "Do the shareowners approve of the compensation of GE's named executive officers as set forth in the proxy statement's Summary Compensation Table?"

Please contact me if the Staff should have any questions.

Sincerely,

Frederick B. Wade

Frederick B. Wade
Suite 740
122 West Washington Ave.
Madison, WI 53703
Phone: (608)-255-5111

c. Ronald O. Mueller
Counsel for GE

Frederick B. Wade
ATTORNEY AT LAW

SUITE 740
FAX (608) 255-3358 122 WEST WASHINGTON AVENUE Phone (608) 255-5111
MADISON, WISCONSIN 53703 .

January 31, 2007

Via Express and Electronic Mail
(cfletters@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request of the General Electric Company for a No-Action Letter With Respect to the Shareholder Proposal of the CWA Members' Relief Fund

Ladies and Gentlemen:

I. Introduction

This letter is submitted to supplement my letter of January 2, 2007, and to respond to the claim of the General Electric Company ("GE"), by letters dated December 8, 2006, and January 24, 2007, that it may exclude the shareholder proposal of the CWA Members' Relief Fund from its 2007 proxy materials. As explained in more detail below, and in my previous letter, there is no merit in any of the Company's arguments under Rule 14a-8.

II. GE Has Again Failed to Cite Any Controlling Authority For Its Claim That The Proposal Is Excludable Under Rule 14a-8(a)

GE has again failed to cite any controlling authority to support its conclusory assertion that the Proposal may be excluded from its proxy materials under Rule 14a-8(a). None whatsoever.

In its initial submission, counsel for GE claimed that the Proposal does not present "a proper subject [for a proposal] under Rule 14a-8" on the demonstrably false premise that it does not "'request that the company or its board of directors take an action'" (GE Request, p. 3, quoting

Securities Exchange Act Release No. 39093 (Sept. 18, 1997). In truth, as my letter of January 2 points out at p. 4, the proposal contains an express request that the board of directors take a specific action by adopting a new policy, which would provide for the submission of a prescribed question on executive compensation to an advisory vote of the shareholders at each annual meeting that may occur in 2008 and beyond.

As in the initial request for a no-action letter, the most recent GE submission fails to cite any controlling authority for the proposition that a proposal may be excluded under Rule 14a-8(a) when, as here, it satisfies the requirement that a proposal must ask a company or its board of directors to "'take an action.'" The closest approximation to "authority" that GE cites is the Staff decision in Sensar Corporation (Apr. 23, 2001). But that decision provides no support for GE's claim that the instant Proposal is in any way defective, because the Staff's letter explicitly states that the proposal in Sensar did "not recommend or require that Sensar or its board of directors take any action."

Counsel for GE finally drops the facade that there is precedent for his unprecedented argument at pp. 3-4 of his most recent letter, when he asserts that, "whether a submission asks for an advisory vote or asks management to [adopt a policy that it will] seek an advisory vote at subsequent meetings, the submission involves an advisory vote." No authority, controlling or otherwise, is cited for this naked assertion that a proposal for the adoption of a new policy with respect to advisory votes is somehow inappropriate under Rule 14a-8(a).

In the final analysis, there is no shred of merit in the Company's claim. To borrow a phrase, "it is a tale . . . full of sound and fury, signifying nothing." William Shakespeare, Macbeth, Act 5, Scene 5, lines 26-28.

III. GE Has Again Failed to Demonstrate That The Proposal Has Failed to Satisfy Any Requirement of Rule 14a-8(a)

The recent GE letter concedes "the fact that the Submission [of the Proponent] relates to executive compensation" (see pp. 1-2). However, it goes on to argue that, "when the proposal does not satisfy one of the requirements under Rule

14a-8" (see p. 2), this fact "does not excuse it from having to satisfy the requirements of Rule 14a-8[a]."

As noted above, GE has failed to establish any predicate whatsoever for its unfounded allegation that there has been any failure to satisfy any requirement of Rule 14a-8(a). In the absence of any credible predicate for that demonstrably false claim, the Company's argument that such violations cannot be "excused" is nothing more than innuendo.

The Company's tactic of repeating its claim of a failure to satisfy Rule 14a-8(a) as if it were true, and with an air of self-righteous certitude, does not constitute the required proof under Rule 14a-8(g) "that it is entitled" to exclude the Proposal. Nor does the Company's innuendo that my prior letter was attempting to "excuse" such a failure when it pointed out that the instant Proposal relates to executive compensation. As Gertrude Stein once wrote, after an unsuccessful search for her childhood home, "there is [simply] no there there."

IV. SLB 14 Makes Clear That the Staff May Permit Revision of the Proposal If the Staff Finds Potential Violations of State Law and Commission Rules

For the reasons set forth in my prior letter (pp. 7-9), we submit that there is no merit to the Company's claims that the Proposal may be excluded from its 2007 proxy materials under Rules 14a-8(i)(2) and Rules 14a-8(i)(3). However, if the Staff were to conclude that the form of the proposed question on executive compensation might violate either Section 614 (b) of the New York Business Corporation Law, or Commission Rule 14a-4, counsel for GE has helpfully pointed out the potential application of SLB 14.

SLB 14 reflects a "long-standing practice" of the Staff, which permits "shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." It points out that the Staff has permitted such revisions to be made in cases, such as the present one, where a proposal or a supporting statement may "contain some relatively minor defects that could be easily corrected."

In arguing that the Staff should not permit a revision of the proposed question that would be submitted to an advisory shareholder vote (see pp. 4-5), GE contends that "neither"

of the "circumstances" that might warrant revision, which the Staff set forth in SLB 14 with respect to defects under Rules 14a-8(i)(2) and (i)(3), are present in this case. However, contrary to that argument, SLB 14 specifically states that the types of revisions that are set forth therein "are [merely] examples of . . . the types of permissible changes" (emphasis added).

We submit that this is a case in which any possible defect in the form of the question "could be easily corrected," because the alleged defect is "relatively minor" and could be corrected without altering the substance of the proposal. Accordingly, if the Staff should be persuaded that the form of the proposed question is inappropriate, we respectfully request that the Proponent be permitted to revise the prescribed question to ask: "Do the shareowners approve of the compensation of GE's named executive officers as set forth in the proxy statement's Summary Compensation Table?"

V. **Conclusion: GE Has Failed to Demonstrate "That It Is Entitled to Exclude the Proposal"**

For the reasons set forth above, and in my letter of January 2, 2007, we submit that GE has failed to demonstrate, in accord with the burden of proof imposed by Rule 14a-8(g), "that it is entitled" to exclude the proposal from its 2007 proxy materials (emphasis added). Accordingly, we respectfully submit that the request for a no-action letter should be denied.

Please contact me if you should have any questions. Copies of this letter are being sent to counsel for the company and to the proponent, and six copies are enclosed for use of the Staff.

Sincerely,

Frederick B. Wade

Frederick B. Wade
Suite 740
122 West Washington Ave.
Madison, WI 53703
Phone: (608)-255-5111

c. Ronald O. Mueller

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 8, 2006

The proposal requests that the board adopt a policy of submitting the following question to a shareholder vote at each annual meeting in the future: "Is the compensation of GE's named executive officers as set forth in the proxy statement's Summary Compensation Table: (a) excessive; (b) appropriate; or (c) too low?"

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(3), as contrary to rule 14a-4(b)(1). In reaching this position, we have noted that the actions contemplated by the proposal may involve proxy solicitations subject to Section 14(a) of the Securities Exchange Act of 1934. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,

Greg Belliston

Gregory S. Belliston
Attorney-Adviser

END